                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                      FORM 6-K

                              REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                          SECURITIES EXCHANGE ACT OF 1934

                             For the month of May, 1999

                        SPARKLING SPRING WATER GROUP LIMITED

             19 Fielding Avenue, Dartmouth, Nova Scotia, Canada B3B 1C9
                    --------------------------------------------
                      (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]


          Form 20-F   X                 Form 40-F
                    -----                         -----

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]


                Yes                            No   X
                    -----                         -----

     On May 5, 1999, Sparkling Spring Water Group Limited issued a press release announcing amendment of the Company's Senior Credit Facility.

Exhibit I Press release dated May 5, 1999 announcing amendment of the Company's Senior Credit Facility.


               SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


          Sparkling Spring Water Group Limited


                         By:
                                        -----------------------------------
                         Name:          David M. Arnold
                         Title:         Vice President Finance, Treasurer


Date:     May 11, 1999


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                                                                      EXHIBIT I
PRESS RELEASE (For Immediate Release)                                May 5, 1999

                  SPARKLING SPRING WATER GROUP LIMITED ANNOUNCES
                           AGREEMENT TO AMEND BANK LOAN

                           (ALL CURRENCY AMOUNTS IN US$)

VANCOUVER, B.C. ---- Sparkling Spring Water Group Limited announced that it had reached agreement with its lenders to amend its Senior Credit Facility to increase its operating flexibility and to restore its compliance with all covenants. Under the agreement Sparkling Spring will have access to $30 million in bank credit facilities down from $40 million. The new agreement will include a $15 million annually renewable operating line and a $5 million five-year acquisition line. In addition, a $10 million short term credit line will provide the Company with flexibility to repurchase, at its discretion, certain of the Companies Senior Subordinated Notes outstanding.

Sparkling Spring also announced today that its Board of Directors has authorized the companies management, at their discretion, to utilize the special $10 million Senior Credit Facility to repurchase up to a corresponding market value of the Companies Senior Subordinated Notes outstanding. Any such repurchases may be made from time to time either in the open market or through privately negotiated transactions.

Sparkling Spring is a leading producer and distributor of bottled water to the home and office segment now serving over 150,000 customer locations. The Company does business as "Nature Springs" in England, "Water at Work" in Scotland, "Sparkling Springs" in the Atlantic Provinces of Canada, "Canadian Springs" and "Springfield Water" in British Columbia Canada, "Cullyspring" and "Crystal Springs" in Washington State and "Crystal Springs" in Oregon State.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements as defined by the Private Securities Reform Act of 1995, which are inherently subject to various risks and uncertainties. These include, without limitation, the following: (i) the Company's plans, strategies, objectives, expectations and intentions are subject to change at any time at the discretion of the Company, (ii) the Company's ability to expand by acquisitions is dependent upon, and may be limited by, the availability of suitable acquisition candidates and the availability of financing therefor on suitable terms; (iii) the Company's ability to obtain financing will be affected by restrictions contained in the Indenture and the Company's other existing and future financing arrangements; (iv) the Company's proposed expansion strategy will be substantially dependent upon the Company's ability to hire and retain skilled management, financial, marketing and other personnel; (v) the Company's plans and results of operations will be affected by the Company's ability to successfully manage growth (including monitoring operations, controlling costs and maintaining effective quality and inventory controls; (vi) the market for attractive acquisitions in the bottle water industry is becoming increasingly competitive, which could make the Company's acquisition strategy more difficult to achieve; (vii) the Company's operations are subject to the jurisdiction of various governmental and regulatory agencies which regulate the quality of drinking water and other products and any failure by the Company to comply with existing and future laws and regulations could subject the Company to significant penalties or impose additional costs on the Company or otherwise have a material adverse affect on its financial position or results of operations; (viii) any interruption in the availability of water to the Company from municipal sources and local natural springs could have a material adverse affect on the Company's operations until suitable replacement sources are located; (ix) risks associated with issues surrounding Year 2000 for the Company, its customers and suppliers; and (x) other risks and uncertainties indicated from time to time in the Company's filings with the SEC.

CONTACT:
K. DILLON SCHICKLI
Sparkling Spring Water Group Limited
c/o C.F. Capital Corporation
200 Sea Pines Rd
Bellingham, WA 98226
360-671-2602
Fax:  360-671-2604